Exhibit 17.1

January 3, 2022

To: Telephone and Data Systems, Inc. (“TDS”)
Board of Directors

Cc John Kelsh, Jane McCahon, Dan DeWitt, Peter Sereda

I am submitting my resignation as a member of the Board of Directors of TDS, Inc., effective immediately.

I am resigning as I disagree with the strategic direction of the company. I have advocated strongly, over a number of years, for implementation of a number of strategic options and believe the company’s failure to implement these strategies has contributed to the company’s disappointing financial performance and increased leverage.

Thank you for the opportunity to serve and I hope that my contributions over the past 12 years have been helpful.

Sincerely

Gary Sugarman